Exhibit 99.5

2023-24 First Quarter

Fiscal Update and

Economic Statement

Government of Alberta

Note on restatements and accounting policy changes:

•

2022-23 Actual and 2023-24 Budget numbers have been restated to reflect the revised government structure under the Government Organization Act (Order in Council 157/2023, June 9, 2023 and Order in Council 167/2023, July 10, 2023).

•	2022-23 Actual numbers for Infrastructure have been restated on the Budget 2023 basis with an increase of $11 million in operating expense and a decrease of $11 million in capital grants.

•

Effective April 1, 2022, the government adopted the Asset Retirement Obligations (ARO) standard. The ARO standard provides guidance on accounting for and reporting on liabilities related to the retirement of capital assets. Some types of assets need decommissioning and remediation work and therefore resources to be available for this work. The standard requires recognition of the future outlay when the asset is added, and then recalibration annually as the asset is used and moves closer to disposal. To adopt this standard, the government used the modified retroactive approach, with restatement of prior-year comparatives. As a result, the 2023-24 budget numbers are restated to reflect the 2022-23 impact of $2 billion increase in net debt, $692 million increase to tangible capital assets and $29 million increase in amortization expense for a total adjustment of $1.3 billion to net liabilities.

•

Effective April 1, 2022, the government adopted the Financial Instruments standard and corresponding standards relating to Foreign Currency Translation, Financial Statement Presentation and Portfolio Investments. These standards provide guidance on recognition, measurement and reporting of financial assets and liabilities, including derivatives, foreign currency translation, remeasurement gains and losses and risk disclosures. As a result of these standards, derivatives, publicly traded equities as well as portfolio investments that are managed on a fair value basis are recognized at fair market value instead of amortized book value, and foreign currency debt is recognized at current exchange rates rather than locked-in hedge rates. The government used prospective application to adopt these standards. As a result, the presentation on the balance sheet has been revised to show net-assets / liabilities - statement of operations and accumulated remeasurement gains.

Treasury Board and Finance, Government of Alberta

August, 2023

2023–24 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2023–24 First Quarter Fiscal Update and Economic Statement

Table of Contents

2023-24 First Quarter Fiscal Plan Highlights	4

Revenue and Expense Highlights	5

Assets and Liabilities	7

Balance Sheet Summary	8

Fiscal Framework	9

Capital Plan Highlights	10

Capital Plan Summary	10

Revenue	11

Operating Expense by Ministry	12

Disaster and Emergency Assistance Expense	12

Capital Plan Funding Sources	12

Capital Amortization Expense	13

Debt Servicing Costs	13

Inventory Consumption Expense / Inventory Acquisition	14

Cash Adjustments / GRF Surplus Cash and Allocation	15

Economic Update	16

Key Energy and Economic Assumptions	20

Local Government Fiscal Framework Act Report	21

Reporting Methodology and Legislative Compliance	23

(Note: Amounts presented in tables may not add to totals due to rounding.)

2023–24 First Quarter Fiscal Update and Economic Statement	3

2023-24 First Quarter Fiscal Plan Highlights

The Alberta government’s fiscal forecast remains largely unchanged from Budget 2023 with a surplus of $2.4 billion, $94 million higher. The economic outlook for Alberta remains strong, bolstered by population growth and the labour market. However, uncertainty about global economic conditions present risks. Alberta’s economy and government revenue are sensitive to global energy and financial markets.

The 2023-24 revenue forecast has improved by $0.5 billion, mainly as a result of higher-than-expected personal and corporate income taxes, offset by decreases in resource revenue and fuel tax. Total expense has increased by $0.4 billion from budget due to changes associated with dedicated revenue. Other expense increases of $1.2 billion are forecast to be absorbed within the budgeted $1.5 billion contingency in alignment with the fiscal framework, legislated in the Sustainable

Fiscal Planning and Reporting Act. A significant portion of this reflects the costs of fighting wildfires in Alberta and associated disaster assistance.

Total revenue of $71.1 billion is forecast, $0.5 billion higher than estimated in Budget 2023. Increases of $1.5 billion in income tax revenue and a net $0.2 billion in other revenue, mainly in federal transfers and investment income, are offset by lower fuel tax revenue from extending the pause in collection, lower natural gas royalties due to weaker prices and the impact of wildfires, and a larger loss from the Sturgeon Refinery.

Total expense of $68.7 billion is forecast, an increase of $0.4 billion from budget, while expense before forecast contingency allocations is $1.6 billion higher. Operating expense is up by $0.2 billion mainly from new federal funding proposed under the new Health bi-lateral agreement. Capital grant increases of $0.2 billion are mainly for re-profiling projects from 2022-23. Debt servicing costs have increased by $0.2 billion mainly from elevated borrowing rates. Disaster and emergency assistance primarily from wildfires is $1 billion higher. The $1.6 billion increase is offset by $0.4 billion in dedicated revenue and a $1.2 billion preliminary allocation from the contingency, leaving $0.3 billion unallocated.

The Capital Plan in 2023-24 is forecast at $8.3 billion, $0.3 billion more than budget, largely from transferring unspent capital project funding to the current year and reflecting $0.2 billion in capital grants, and $0.1 billion in capital investment.

Taxpayer-supported debt is forecast at $76.7 billion as at March 31, 2024, a decrease of $2.6 billion from 2023, due to forecast debt repayments. Net debt to GDP at year-end is forecast to be 10%.

Fiscal Plan Summary

(millions of dollars)

		Fiscal Year		Change
	2022-23	2023-24		from
Income Statement	Actual	Budget	Forecast	Budget

Revenue

Income tax revenue	22,092	19,980	21,466	1,486

Other tax revenue	4,432	5,012	4,473	(539)

Non-renewable resource revenue	25,242	18,361	17,667	(694)

Other revenue	24,354	27,300	27,538	238

Total Revenue	76,120	70,653	71,144	491

Expense

Operating expense	54,737	57,038	57,217	179

Capital grants	1,525	2,821	2,991	170

Amortization / inventory consumption / loss on disposals	4,090	4,418	4,418	-

Debt servicing costs	2,829	2,848	3,093	245

Pension provisions	(21)	(322)	(322)	-

Disaster and emergency assistance	1,319	-	980	980

Expense before contingency	64,479	66,803	68,377	1,574

Contingency (forecast un-allocated)	-	1,500	323	(1,177)

Total Expense	64,479	68,303	68,700	397

Surplus / (Deficit)	11,641	2,350	2,444	94

Capital Plan

Capital grants	1,525	2,821	2,991	170

Capital investment	4,108	5,184	5,271	87

Total Capital Plan	5,633	8,005	8,262	257

4	2023–24 First Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue of $71.1 billion is forecast for 2023-24, $0.5 billion higher than estimated in Budget 2023, mainly due to increased income tax revenue, investment income and federal transfers, partially offset by lower resource revenue and a larger loss on Sturgeon Refinery operations.

•	Resource revenue is forecast to be $17.7 billion in 2023-24, down $694 million from budget and $7.6 billion from 2022-23. The decrease is primarily due to lower natural gas, natural gas by-product, and crude royalties, partially offset by oil sands royalties.

•	The West Texas Intermediate (WTI) oil price is now estimated to average US$75 per barrel (/bbl) in 2023-24, $4/bbl lower than Budget 2023. WTI has been weaker than expected averaging US$74.30/bbl from April to July this year. The light-heavy oil price differential is forecast to average US$15/bbl for the fiscal year, $5/bbl narrower than expected. Larger-than-normal seasonal maintenance by oil sands facilities, resulting in reduced supply, alongside stronger U.S. refinery and global demand for heavier crudes, helped narrow the light-heavy differential.

•	The US-Canadian dollar exchange rate is forecast to average 75.50 US¢/Cdn$ for the fiscal year, below the budget of 76.20 US¢/Cdn$. A lower dollar is positive for Alberta government revenue.

•	Bitumen royalties of $13.1 billion are forecast, $515 million higher than budget, mainly due to lower natural gas prices, which reduce operator costs, the narrower light-heavy oil price differential, and the lower exchange rate. The projected payout status is also contributing to higher bitumen royalties, with three oil sands projects reaching payout in 2023, up from two projected in Budget 2023. Crude oil royalties are forecast at $2.8 billion, a $78 million decrease from budget from the lower oil price forecast.

•	Natural gas and by-product royalties are estimated at $1.3 billion, $1.2 billion less than estimated in budget. Robust North American production growth and higher-than-average inventories are putting downward pressure on prices, while Alberta production was impacted by wildfires. The Alberta Reference Price is forecast at Cdn$2.50 per gigajoule (/GJ), a decrease of $1.50/GJ from budget.

•	Personal income tax revenue is forecast at $14.7 billion, an increase of $597 million from budget, mainly due to stronger 2022 tax assessments and an upward revision to personal income for 2023, propelled by population and employment gains.

•	Corporate income tax (CIT) revenue is forecast at $6.8 billion, $889 million higher than Budget 2023, but $1.4 billion lower than the $8.2 billion record last year. Although corporate profits are forecast to weaken this year from budget as a result of lower oil prices, the record high CIT revenue from 2022 has driven up the base used to forecast future years.

•	Other tax revenue is now expected to be $4.5 billion, a $539 million decline from budget, primarily due to extending the pause in collection of the 13 cent/litre fuel tax until December 31, 2023.

•	Federal transfers of $12.8 billion are forecast, $220 million higher than estimated in Budget 2023. Main increases include: $214 million in additional health care funding proposed under the new Working Together for Improved Health Care for Canadians bi-lateral agreement; $75 million anticipated for wildfire disaster financial assistance; $40 million in re-profiled infrastructure projects from 2022-23; and a net increase of $44 million in various other transfers. These are partially offset by a $23 million revision to the Canada Health and Canada Social Transfer forecast, based on a lower Alberta share of the national population, and a $130 million reduction in the forecast for the fiscal stabilization payment related to the 2020-21 drop in revenue.

•	Investment income is forecast at $3.7 billion, $525 million higher than budget. Heritage and endowment fund income is forecast $270 million and $144 million higher respectively, as financial markets have recovered from poor performance in 2022-23. Income from local authority loans is up $67 million, driven by higher interest rates and new loan issuances, off-setting an increase in associated debt servicing costs. Other investment income is up by $44 million mainly from the impact of higher interest rates.

•	Total revenue from other sources is forecast at $11.1 billion, $507 million lower than budget. Net income from government business enterprises is $568 million lower, due mainly to a $576 million increase in the operating loss of the Alberta Petroleum Marketing Commission’s Sturgeon Refinery, due to lower diesel prices and higher costs from the narrowing oil price differential. Other revenue is forecast a net $61 million higher from various adjustments to forecasts.

2023–24 First Quarter Fiscal Update and Economic Statement	5

Total Expense of $68.7 billion is forecast, a $0.4 billion increase from budget, reflecting $397 million in dedicated revenue. Another $1.2 billion in expense increases are forecast as a preliminary allocation from the $1.5 billion budgeted contingency, leaving $323 million unallocated.

•	Operating expense is forecast at $57.2 billion, $179 million more than Budget 2023. Main changes include increases of: $47 million in Advanced Education primarily from post-secondary institutions accessing reserves, and for apprenticeship seat expansion; $214 million in Health fully offset by federal bi-lateral agreement revenue; $12 million in Environment and Protected Areas under the federal Low Carbon Economy Leadership Fund; $8 million in Justice in federal funding for Legal Aid Alberta; $8 million in the Alberta Energy Regulator primarily for the Public Geoscience Data Project that was not spent in 2022-23; $6 million for the Graduated Driver Licensing Program and a net $11 million in other various increases. Affordability payments for children, seniors, disabled Albertans, income support and AISH clients, are $127 million lower than budget, due to lower-than-expected program take-up.

•	Capital grants of $3 billion are forecast, up $170 million from budget, primarily from re-profiling 2022-23 projects. This increase is partially funded by $27 million in federal transfer revenue.
•	Debt servicing costs are forecast to increase $245 million from budget, due mainly to higher borrowing rates, with $57 million of the increase from loans provided to local authorities, which is fully offset by investment income.

•	Disaster and emergency assistance of $980 million is forecast, primarily due to an unprecedented wildfire season, with more hectares burned than any other season on record, forcing thousands to evacuate their homes. The $980 million includes $750 million set aside for presuppression and response costs, with $514 million in expense to date, $55 million mainly for evacuation payments and $175 million for disaster recovery assistance for uninsurable damage, offset by $75 million in federal disaster financial assistance, although eligibility under the federal program for various costs is still being evaluated.

•	A contingency of $1.5 billion was included in Budget 2023, to align with the in-year expense limitation under the new legislated fiscal framework. Increases in expense not offset by dedicated revenue are included in the preliminary contingency allocation.

Preliminary Contingency

Allocation

(millions of dollars)

Budget 2023-24	1,500

less expense changes net of dedicated revenue:

Op. ex., cap. grants, debt servicing costs	(272)

Emergency / disaster assistance	(905)

Unallocated contingency	323

6	2023–24 First Quarter Fiscal Update and Economic Statement

Assets and Liabilities

Financial Assets of $79.6 billion are forecast as at March 31, 2024, an increase of $0.1 billion from March 31, 2023.

•	Heritage, endowment funds, and Alberta Enterprise Corporation (AEC) accumulated surpluses are forecast to grow $1.7 billion. The Heritage Fund is forecast to set aside a net $1.4 billion from retaining all 2023-24 net income, while the net assets of the three endowment funds and AEC have increased a net $320 million, mainly due to income gains.

•	Self-supporting lending assets are increasing $1.1 billion, due mainly to current-year revenue exceeding crop insurance fund withdrawals and more local authority loans.

•	Commercial enterprise equity is a net $161 million lower than at March 31, 2023 and $563 million less than budget. The change from budget is due mainly to the $576 million larger loss in the Alberta Petroleum Marketing Commission Sturgeon Refinery operations.

•	After the required 50% of available surplus cash is used to pay off maturing debt, the remaining $2.6 billion of surplus cash is forecast to be set aside in the new Alberta Fund for future debt repayment, savings or one-time initiatives, as per the legislated fiscal framework.

•	Other financial assets are $29.5 billion. These include financial assets of school boards, universities and colleges and the health authority, student loans, accounts and interest receivable, natural gas royalty deposits, cash associated with future liabilities such as corporate income tax refunds, the cash reserve and derivative financial instruments.

Liabilities are forecast at $123.9 billion at March 31, 2024, $1.2 billion lower than at March 31, 2023.

Taxpayer-supported debt is estimated at $76.7 billion, $2.6 billion lower than 2023 and $1.2 billion less than anticipated in Budget 2023.

•	Liabilities for capital projects are down $28 million as $92 million in principal repayments under public-private partnership (P3) alternative financing arrangements are partly offset by $64 million in new P3 financing.

•	Fiscal Plan and Teachers’ Pension Plan debt is now forecast at $31.2 billion, $2.6 billion lower than at March 31, 2023, due to expected debt repayment from surplus cash available in 2023-24.

•	Debt issued to support loans from Agriculture Financial Services Corporation and to local authorities is increasing by $507 million.

•	Asset retirement obligations are $2.2 billion. Government’s adoption of the Asset Retirement Obligation standard requires recognition of future disposal costs of certain capital assets that need remediation or decommissioning work.

•	Other liabilities are $1.3 billion higher. These include liabilities of the SUCH sector, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, trade payables, other liabilities of AFSC, and derivative financial instruments. Government obligations for pension plan liabilities have decreased by $0.3 billion.

Net financial debt (financial assets less liabilities) as at March 31, 2024 is estimated at $44.3 billion, a decrease of $1.3 billion, primarily due to $2.6 billion for planned taxpayer-supported debt repayment offset by increases in self-supported debt and other liabilities. Net debt to GDP is forecast to be 10%.

Capital and other non-financial assets of $61.8 billion are forecast for March 31, 2024, a $1.2 billion net increase from March 31, 2023: $4.5 billion in added capital assets less $2.9 billion in amortization, and $1.7 billion in added inventory assets (e.g. personal protective equipment, drugs) less consumption of $1.5 billion. Deferred capital contribution liabilities have increased by a net $0.1 billion.

Net Assets - operating of $10.9 billion are forecast as at March 31, 2024, a $2.4 billion increase from 2022-23, reflecting the surplus forecast for 2023-24.

Net Assets of $13.7 billion are forecast as at March 31, 2024 consisting of net assets - operating and accumulated remeasurement gains and losses.

2023–24 First Quarter Fiscal Update and Economic Statement	7

Balance Sheet Summary

(millions of dollars)

	At March 31			Change
	2023	2024		from

	Actual	Budget[a]	Forecast	2023
Financial Assets

Heritage Fund, endowment funds and AEC accumulated operating surpluses	23,920	25,193	25,606	1,686

Self-supporting lending organization / activity	18,498	19,360	19,609	1,111

Equity in commercial enterprises	2,481	2,883	2,320	(161)

General Revenue Fund cash / Alberta Fund	5,136	2,935	2,581	(2,555)

Other financial assets (includes SUCH sector)	29,455	29,437	29,455	-

Total Financial Assets	79,490	79,808	79,571	81

Liabilities

Taxpayer-supported debt:

Liabilities for capital projects (direct borrowing / public-private partnerships - P3s)	45,525	45,512	45,497	(28)

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liability	594	594	594	-

Direct borrowing for the Fiscal Plan	33,169	31,737	30,587	(2,582)

Total taxpayer-supported debt	79,288	77,843	76,678	(2,610)

Self-supporting lending organization / activity debt:

Debt for local authority loans	14,836	14,729	15,038	202

Agriculture Financial Services Corporation	2,760	3,065	3,065	305

Total taxpayer and self-supported debt	96,884	95,637	94,781	(2,103)

Pension liabilities	8,272	7,950	7,950	(322)

Asset retirement obligations	2,287	2,241	2,241	(46)

Other liabilities (includes SUCH sector)	17,661	18,730	18,929	1,268

Total Liabilities	125,104	124,558	123,901	(1,203)

Net Financial Assets / (Debt)	(45,614)	(44,750)	(44,330)	1,284

Capital / other non-financial assets	60,624	62,251	61,842	1,218

Spent deferred capital contributions	(3,696)	(3,837)	(3,836)	(140)

Net Assets	11,314	13,664	13,676	2,362

Net assets / (liabilities) - statement of operations	8,500	10,850	10,944	2,444

Accumulated remeasurement gains	2,814	2,814	2,814	-

Change in Net Assets - statement of operations (before adjustments)	11,748	2,350	2,444

Net financial debt / GDP (calendar year, nominal)	-9.8%	-9.9%	-10.0%

a   Budget numbers have been restated to reflect 2022-23 Actual results and adoption of the new ARO and Financial Instruments accounting standards.

8	2023–24 First Quarter Fiscal Update and Economic Statement

Fiscal Framework

In Budget 2023, the government introduced a new fiscal framework to guide decision-making to help manage the volatility of Alberta’s unique economic and revenue situation.

The Sustainable Fiscal Planning and Reporting Act requires the government to balance the budget. The government continues to forecast a surplus of $2.4 billion in 2023-24.

The framework also limits in-year expense increases, adjusted to exclude expense that is directly offset by a related increase to revenue and non-cash, non-recurring adjustments, to the voted, budgeted contingency. In 2023-24, the contingency is set at $1.5 billion.

Thus far in 2023-24, expense has increased by a total of $1.6 billion. Of this increase, $397 million is directly offset by revenue and is excluded from the in-year expense limit calculation. The remaining $1.2 billion is forecast to be allocated from the contingency, leaving $323 million unallocated.

Expense increases offset by dedicated revenue include $214 million related to the proposed new Working Together for Improved Healthcare for Canadians federal bilateral agreement, $75 million in Disaster Recovery Program expense anticipated to be reimbursed by the federal government, $27 million for infrastructure investments partially funded by the federal government and other various minor changes.

Budget 2023-24 Contingency
(millions of dollars)

		1,500
Expense increases:
Emergency / disaster assistance	980
Other	594
Total Expense increases	1,574
Less dedicated revenue / expense	(397)

Preliminary contingency allocation	1,177	(1,177)
Contingency - unallocated		323

Debt Repayment and Alberta Fund Allocation

Surplus cash available for allocation to debt repayment and the Alberta Fund is different from the first quarter forecast surplus of $2.4 billion.

Cash adjustments to the surplus / deficit, such as differences between accrued revenue and expense, SUCH sector and entity results, and transfers not reported on the income statement are necessary to determine the cash balance available for allocation.

In 2023-24, the opening cash balance was $5.1 billion from the 2022-23 final results after $13.2 billion in debt was repaid. Only $26 million in cash from the $2.4 billion surplus remains after various cash adjustments resulting in $5.2 billion available for allocation. Details of the various cash adjustments are included below.

•	Retained income of funds and agencies Funds and agencies retain $2.6 billion of the reported surplus, as this cash belongs to the funds and agencies and not the General Revenue Fund (GRF).

-

This includes: $3.1 billion in income from Alberta Heritage Savings Trust Fund and endowment funds, ATB Financial, Agriculture Financial Services Corporation, Technology Innovation and Emission Reduction Fund, other government business enterprises and entities.

-	The net loss of $594 million reported by Alberta Petroleum Marketing Corporation (APMC) in contrast, is the responsibility of APMC and GRF cash is not required.

•	Other cash adjustments $2.7 billion is forecast mainly in differences between accrued and cash revenue and expense and cash needed for student and other loans, and other changes in financial assets and liabilities.

-	The differences between energy royalties, PIT and CIT revenue and cash received are among the most significant and volatile cash adjustments.

•	Capital cash adjustments A negative $2.6 billion cash adjustment mainly reflects non-SUCH capital investment cash requirement of $3.8 billion not reported in the surplus, less non-SUCH non-cash amortization expense of $1.3 billion that is included in expense and the surplus.

The framework also sets policies for the allocation of surplus cash available from fiscal results with the first 50 per cent used to repay debt maturing in that fiscal year and the remaining 50 per cent allocated to the Alberta Fund. This plan for using cash from the Alberta Fund will continue to be evaluated as the fiscal year unfolds.

Cash available for allocation / debt maturities

(billions of dollars)

Cash available for allocation:
From 2022-23 results	5.1

2023-24 surplus	2.4

less entity retained income	(2.6)

less capital plan requirements	(2.6)

plus net other cash adjust.	2.7

Total cash available	5.2

Allocation:

2023-24 taxpayer-supported debt	2.6

Alberta Fund	2.6

Total allocation	5.2

Debt maturities

2023-24 maturities	7.5

2024-25 maturities	6.0

2025-26 maturities	13.2

2023–24 First Quarter Fiscal Update and Economic Statement	9

Capital Plan Highlights

The 2023-24 Capital Plan has increased to $8.3 billion, up $0.3 billion from Budget 2023.

The increase includes $170 million in capital grants primarily from re-profiling project cash flows from 2022-23 to 2023-24, and funding for new projects, and $87 million in capital investment largely from carrying-over projects from 2022-23. Projects continue to be delivered as committed in Budget 2023, adjusted for progress and timing.

The $170 million increase to capital grants comprises: new funding of $6 million for the Lethbridge County Water Line expansion project, $18 million for flood mitigation projects, and $60 million in other projects; re-profiling from 2022-23 of $23 million for affordable housing projects, $27 million in federally funded infrastructure projects, and a net $31 million in other.

The $87 million increase to capital investment includes $74 million in unspent funds from 2022-23, additional funding for health facilities and recovery communities of $29 million, offset by $14 million in net transfers to operating expense.

Included in the increase is $44 million in capital investment vote authority carried-over from 2022-23, $9 million for Technology and Innovation, $8 million for Environment and Protected Areas, $5 million for Children and Family Services, $5 million for Justice, and $16 million in several other ministries.

Factors impacting project progress include: the pace of construction driven by labour and material supply, project scope, land conditions, timing related to tendering, permitting and planning and rate of project identification, approval and construction through municipalities and federal programs.

The Capital Plan is funded from a variety of sources, including: the federal government; donations; school boards, post-secondary institutions, the health authority, and other funds and agencies; public-private partnerships; and general revenue fund or borrowed cash. More details can be found in the table on page 12.

Capital Plan Summary

(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
By Ministry	Actual	Budget	Forecast	Budget
Advanced Education	478	492	505	13

Affordability and Utilities	6	8	8	-

Agriculture and Irrigation	48	64	71	7

Arts, Culture and Status of Women	97	139	140	1

Children and Family Services	11	19	26	7

Education	851	765	784	19

Energy and Minerals	66	221	228	7

Environment and Protected Areas	55	112	153	41

Forestry and Parks	61	96	100	4

Health	841	1,273	1,246	(27)

Indigenous Relations	28	16	18	2

Infrastructure	301	423	438	15

Jobs, Economy and Trade	2	2	2	-

Justice	14	18	24	6

Mental Health and Addiction	10	18	34	16

Municipal Affairs	751	783	798	15

Public Safety and Emergency Services	4	6	10	4

Seniors, Community and Social Services	98	142	197	55

Service Alberta and Red Tape Reduction	23	46	46	-

Technology and Innovation	68	361	375	14

Transportation and Economic Corridors	1,804	2,973	3,029	56

Treasury Board and Finance	13	28	28	-

Legislative Assembly	2	2	2	-

Total Capital Plan	5,633	8,005	8,262	257

10	2023–24 First Quarter Fiscal Update and Economic Statement

Revenue
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Income Taxes

Personal income tax	13,925	14,069	14,666	597

Corporate income tax	8,167	5,911	6,800	889
	22,092	19,980	21,466	1,486
Other Taxes

Education property tax	2,537	2,504	2,504	-

Fuel tax	139	769	237	(532)

Tobacco / vaping tax	513	489	483	(6)

Insurance taxes	806	851	856	5

Cannabis tax	172	173	180	7

Tourism levy	104	97	107	10

Freehold mineral rights tax	161	129	106	(23)

	4,432	5,012	4,473	(539)
Non-Renewable Resource Revenue

Bitumen royalty	16,879	12,555	13,070	515

Crude oil royalty	3,968	2,905	2,827	(78)

Natural gas and by-products royalty	3,595	2,465	1,300	(1,165)

Bonuses and sales of Crown leases	465	307	294	(13)

Rentals and fees / coal royalty	335	129	176	47

	25,242	18,361	17,667	(694)
Transfers from Government of Canada

Canada Health Transfer	5,507	6,079	6,062	(17)

Canada Social Transfer	1,864	1,942	1,936	(6)

Direct transfers to SUCH sector / Alberta Innovates Corp.	576	617	647	30

Infrastructure support	580	935	966	31

Agriculture support programs	455	480	480	-

Labour market agreements	341	325	320	(5)

Early learning child care agreements	655	937	937	-

Other (includes Fiscal Stabilization payment in 2023-24)	1,385	1,237	1,424	187

	11,363	12,552	12,772	220
Investment Income

Alberta Heritage Savings Trust Fund	20	1,226	1,496	270

Endowment funds	(13)	352	496	144

Income from local authority loans	509	734	801	67

Agriculture Financial Services Corporation	86	126	126	-

Other (includes SUCH sector)	724	716	760	44

	1,326	3,154	3,679	525
Net Income from Government Business Enterprises

AGLC – Gaming / lottery	1,554	1,515	1,515	-

AGLC – Liquor	825	830	830	-

AGLC – Cannabis	18	5	5	-

ATB Financial	428	279	277	(2)

Balancing Pool	144	103	113	10

Other (CUDGCo / APMC / PSIs)	(488)	(5)	(581)	(576)

	2,481	2,727	2,159	(568)
Premiums, Fees and Licences

Post-secondary institution tuition fees	1,603	1,771	1,771	-

Health Services / school board fees and charges	723	754	754	-

Motor vehicle licences	572	580	580	-

Crop, hail and livestock insurance premiums	511	613	613	-

Energy industry levies	310	384	385	1

Other (includes land titles revenue)	938	938	939	1

	4,657	5,040	5,042	2
Other

SUCH sector sales, rentals and services	899	915	894	(21)

SUCH sector fundraising, donations, gifts, contributions	699	662	662	-

AIMCo investment management charges	816	877	877	-

Fines and penalties	223	226	226	-

Refunds of expense	436	108	108	-

Technology Innovation and Emissions Reduction Fund	764	523	523	-

Miscellaneous	690	516	596	80

	4,527	3,827	3,886	59

Total Revenue	76,120	70,653	71,144	491

2023–24 First Quarter Fiscal Update and Economic Statement	11

Operating Expense by Ministry
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Advanced Education	5,716	5,779	5,826	47

Affordability and Utilities	712	131	133	2

Agriculture and Irrigation	685	804	806	2

Arts, Culture and Status of Women	138	132	132	-

Children and Family Services	2,517	2,987	2,925	(62)

Education	8,329	8,836	8,836	-

Energy and Minerals	1,234	766	774	8

Environment and Protected Areas	430	497	510	13

Executive Council	45	53	53	-

Forestry and Parks	271	312	312	-

Health	23,438	24,533	24,747	214

Immigration and Multiculturalism	38	40	40	-

Indigenous Relations	185	214	220	6

Infrastructure	447	462	462	-

Jobs, Economy and Trade	355	401	401	-

Justice	588	655	663	8

Mental Health and Addiction	88	148	148	-

Municipal Affairs	180	228	226	(2)

Public Safety and Emergency Services	1,032	1,187	1,188	1

Seniors, Community and Social Services	4,816	5,252	5,183	(69)

Service Alberta and Red Tape Reduction	131	159	159	-

Technology and Innovation	660	704	705	1

Tourism and Sport	92	103	105	2

Transportation and Economic Corridors	572	507	514	7

Treasury Board and Finance	1,910	1,971	1,971	-

Legislative Assembly	128	178	178	-

Total Operating Expense	54,737	57,038	57,217	179

Disaster and Emergency Assistance Expense
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Disaster and emergency assistance

Agriculture and Irrigation – agriculture support	1,141	-	-	-

Forestry and Parks – wildfire fighting	161	-	750	750

Public Safety and Emergency Services – wildfire / flood support	17	-	175	175

Seniors, Community and Social Services - wildfire support	-	-	55	55

Total Disaster and Emergency Assistance Expense	1,319	-	980	980

Capital Plan Funding Sources
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Capital Plan (net of accrued expense vs cash outlays), less	5,555	8,005	8,357	352

Capital Plan 10% contingency	-	(800)	(800)	-

Funding required	5,555	7,205	7,557	352

Source of funding:

Cash received / assets donated for capital purposes / book value of disposals	687	1,031	1,061	30

Retained income of funds and agencies	15	35	23	(12)

SUCH sector self-financed	716	625	625	-

Technology Innovation and Emissions Reduction Fund	50	63	63	-

Alternative financing (P3s)	52	64	64	-

General revenue fund cash / direct borrowing	4,046	5,387	5,721	334

Total Capital Plan Funding Sources	5,566	7,205	7,557	352

12	2023–24 First Quarter Fiscal Update and Economic Statement

Capital Amortization Expense
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Advanced Education	520	563	563	-

Affordability and Utilities	2	2	2	-

Agriculture and Irrigation	29	36	36	-

Arts, Culture and Status of Women	7	8	8	-

Children and Family Services	-	1	1	-

Education	480	479	479	-

Energy and Minerals	13	13	13	-

Environment and Protected Areas	4	4	4	-

Forestry and Parks	32	38	38	-

Health	515	556	556	-

Infrastructure	132	146	146	-

Jobs, Economy and Trade	1	1	1	-

Justice	1	4	4	-

Municipal Affairs	1	4	4	-

Public Safety and Emergency Services	29	29	29	-

Seniors, Community and Social Services	51	52	52	-

Service Alberta and Red Tape Reduction	17	18	18	-

Technology and Innovation	51	79	79	-

Transportation and Economic Corridors	751	823	823	-

Treasury Board and Finance	28	25	25	-

Legislative Assembly	2	2	2	-

Total Amortization Expense [a]	2,666	2,883	2,883	-

[a]   2023-24 Budget numbers restated for the adoption of the ARO standard, which reflects increases in amortization expense of $7 million for Advanced Education, $10 million for Health, and $4 million for Seniors, Community and Social Services.

Debt Servicing Costs
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Taxpayer-supported general debt servicing costs

Education – school boards	8	9	9	-

Treasury Board and Finance	972	850	930	80

Total	980	859	939	80

Taxpayer-supported Capital Plan debt servicing costs

Education – Alberta Schools Alternative Procurement P3s	25	24	24	-

Transportation – ring road P3s	103	101	101	-

Treasury Board and Finance – direct borrowing	1,217	1,113	1,218	105

Total	1,345	1,238	1,343	105

Total taxpayer-supported debt servicing costs	2,325	2,097	2,282	185

Self-supported debt servicing costs

Treasury Board and Finance – loans to local authorities	428	659	716	57

Treasury Board and Finance – Ag. Financial Services Corp.	76	92	95	3

Total	504	751	811	60

Total Debt Servicing Costs	2,829	2,848	3,093	245

2023–24 First Quarter Fiscal Update and Economic Statement	13

Inventory Consumption Expense
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Advanced Education	50	180	180	-

Arts, Culture and Status of Women	1	1	1	-

Education	24	-	-	-

Forestry and Parks	1	1	1	-

Health	1,217	1,278	1,278	-

Infrastructure	1	2	2	-

Public Safety and Emergency Services	1	1	1	-

Service Alberta and Red Tape Reduction	4	6	6	-

Transportation and Economic Corridors	54	62	62	-

Total Inventory Consumption Expense	1,353	1,530	1,530	-

Inventory Acquisition
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Advanced Education	58	181	181	-

Arts, Culture and Status of Women	-	1	1	-

Education	26	-	-	-

Forestry and Parks	1	1	1	-

Health	1,201	1,404	1,404	-

Infrastructure	1	2	2	-

Municipal Affairs	-	-	-	-

Public Safety and Emergency Services	-	-	-	-

Service Alberta and Red Tape Reduction	4	6	6	-

Transportation and Economic Corridors	53	62	62	-

Total Inventory Acquisition	1,344	1,656	1,656	-

14	2023–24 First Quarter Fiscal Update and Economic Statement

Cash Adjustments / GRF Cash and Allocation
(millions of dollars)	Fiscal Year			Change
	2022-23	2023-24		from
	Actual	Budget	Forecast	Budget

Balance at Start of Year	8,858	3,644	5,136	1,492

Surplus / (Deficit)	11,641	2,350	2,444	94

Cash Adjustments (negative = cash requirement; positive = cash source)

Retained Income of Funds and Agencies

Alberta Heritage Savings Trust Fund	(1,886)	(1,096)	(1,366)	(270)

ATB Financial	(428)	(279)	(277)	2

Agriculture Financial Services Corporation	296	(910)	(909)	1

Heritage Foundation for Medical Research Endowment Fund	67	(102)	(158)	(56)

Heritage Science and Engineering Research Endowment Fund	49	(37)	(84)	(47)

Heritage Scholarship Fund	71	(42)	(83)	(41)

Alberta Social Housing Corporation	(4)	(95)	(29)	66

Credit Union Deposit Guarantee Corporation	(7)	(13)	(13)	-

Alberta Petroleum Marketing Commission	487	18	594	576

Technology Innovation and Emissions Reduction Fund	(255)	(34)	(34)	-

Balancing Pool	(144)	(103)	(113)	(10)

Other	(84)	(32)	(82)	(50)

Total Retained Income of Funds and Agencies	(1,838)	(2,725)	(2,554)	171

Other Cash Adjustments

SUCH sector own-source revenue	(5,307)	(5,292)	(5,285)	7

SUCH sector own-source expense	6,297	7,087	6,535	(552)

Net deferred capital contribution cash adjustment	126	81	82	1

Energy royalties (difference between accrued revenue & cash)	1,705	545	1,418	873

Student loans	(453)	(545)	(481)	64

Other cash adjustments	(373)	95	750	655

2013 Alberta flood assistance revenue / expense	(69)	375	(4)	(379)

Wood Buffalo wildfire revenue / expense	(74)	57	(4)	(61)

Pension provisions (non-cash expense)	(21)	(322)	(322)	-

Inventory acquisition (excluding SUCH sector; non-cash expense)	(282)	(160)	(160)	-

Inventory consumption (excluding SUCH sector; non-cash expense)	426	158	158	-

Total Other Cash Adjustments	1,975	2,079	2,687	608

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(3,397)	(4,559)	(4,646)	(87)

Capital Plan contingency	-	800	800	-

Current principal repayments (P3s – public-private partnerships)	(89)	(92)	(92)	-

Alternative financing (P3s – public-private partnerships)	52	64	64	-

Amortization (excluding SUCH sector; non-cash expense)	1,162	1,323	1,323	-

Book value of asset disposals (net non-cash expense / revenue)	3	-	-	-

Total Capital Cash Adjustments	(2,269)	(2,464)	(2,551)	(87)

Total Cash Adjustments	(2,132)	(3,110)	(2,418)	692

Surplus / (Deficit) plus net cash adjustments	9,509	(760)	26	786

Allocation of Surplus Cash

Surplus cash (balance at start of year + surplus +/- net cash adjustments)	18,367	2,885	5,163	2,278

Less:

Taxpayer-supported debt repayment	13,231	1,442	2,582	1,140

Allocation to Alberta Fund	-	1,443	2,581	1,138

Balance at End of Year	5,136	-	-	4,556

2023–24 First Quarter Fiscal Update and Economic Statement	15

Economic Update

Overview

Alberta’s economic expansion remains on track this year despite headwinds from rising interest rates and persistently high consumer prices. The Alberta Activity Index, a measure of provincial economic activity, climbed to a record high in May (Chart 1) and was up 2.4% year-to-date (YTD). The exceptional pace of migration into the province is supporting the labour market and consumer spending, although rising interest rates have been a drag on residential investment. Business sector activity and investment intentions remain solid, while lower commodity prices are helping to moderate cost pressures among businesses and consumers. Alberta’s real gross domestic product (GDP) is now expected to rise 3.0% in 2023, up 0.2 percentage points from Budget 2023 (Chart 2). The expansion builds on estimated growth of 5.1% last year, when the Alberta economy fully recovered from the COVID-19 pandemic and 2015-16 recession.

In contrast to real GDP, nominal GDP is forecast to decline 4.6% this year. Corporate profits are expected to pull back after last year’s exceptional growth due to lower commodity prices and ongoing cost pressures. Stronger-than-expected job gains will boost labour and primary household income growth, offsetting some of the decline in corporate profits.

In 2024, real GDP growth is forecast to remain solid at 2.9%. The completion of Trans Mountain Pipeline Expansion (TMX) in early 2024 will boost egress in the province. This, along with solid oil prices, will support energy sector activity next year. Several companies have announced projects since budget, which will add to business investment outside oil and gas extraction. However, higher for longer interest rates will weigh on consumer spending.

Although the outlook for Alberta’s economy is positive, downside risks remain elevated. More persistent inflation in Canada could lead to further interest rate hikes, which could dampen business investment, consumer spending and residential investment in Alberta. A sharper slowdown in the global economy from additional monetary tightening in other major economies or weaker-than-expected growth in China would also weigh on global oil prices.

Outsized population growth

The majority of the uplift in the outlook for this year is being driven by recent population trends. Alberta’s population is growing at an exceptionally strong pace. More than 46,000 people have moved into the province from the rest of the country so far in the 2023 census year. They have been drawn by Alberta’s robust economic conditions, relatively favourable housing affordability and lower cost of living. This exceeds the previous high set in the 2006 census year and has outpaced other provinces. Net international migration is also on track to reach a record high, bolstered by unprecedented net inflows of non-permanent residents

(NPRs). The NPR category includes temporary foreign workers, international students and refugee claimants, along with their family members. NPRs are expected to account for more than 60% of total international migration this census year (Chart 3). This is driven in part by the arrival of more than 37,000 migrants since June 2022 fleeing the conflict in Ukraine. Alberta’s population is now forecast to grow 4.4% in the 2023 census year, up from the budget forecast of 2.9%. This will be the fastest annual population growth since 1981.

Chart 1: Economic activity picking up

Alberta Activity Index (January 1981=100)

Source: Alberta Treasury Board and Finance

Chart 2: Stronger population and employment growth lift outlook

Year-over-year growth in selected economic indicators, 2023

Source: Alberta Treasury Board and Finance; *Unemployment rate is forecast level

16	2023–24 First Quarter Fiscal Update and Economic Statement

Population growth is forecast to decelerate to a solid pace of 2.3% in the 2024 census year. Interprovincial and international migration are both expected to retreat from this year’s elevated levels as job vacancies ease and employment growth moderates. The end of the Canada-Ukraine Authorization for Emergency Travel (CUAET) program will also result in a pullback in NPRs next year.

Employment exceeds

expectations

Robust migration flows into the province are helping to fill job vacancies and boost employment. The province has added more than 60,000 jobs since December 2022, led by full-time and private sector hiring. Employment is now forecast to rise 3.5% this year, up 1.2 percentage points from budget. The influx of people is providing some relief to Alberta’s tight labour market. Although job vacancies remain above pre-COVID levels, they have eased compared to a year ago. As positions continue to be filled, the pace of job gains are set to slow in the second half of the year. This is expected to carry into next year, with employment growth moderating to 2.7%.

Primary household income is forecast to grow 6.8% this year, up 0.9 percentage point from budget, on the back of stronger labour market conditions. In 2024, it is expected to moderate to 6.1%.

Chart 3: Surge in NPRs accelerating population growth

Annual change in the Alberta population by migration component

Sources: Statistics Canada, Haver Analytics, and Alberta Treasury Board and Finance; e-estimate, f- forecast

Chart 4: Muted part rate keeping a lid on the unemployment rate

Monthly unemployment rate and labour force participation rate

Sources: Statistics Canada and Haver Analytics

Unemployment rate

contained

The unemployment rate has been lower-than-expected so far this year. It is now forecast to average 6.0% in 2023, down 0.4 percentage point from budget, but still higher than last year’s annual rate of 5.8%. The decline is due to both strong job gains and lagging participation in the labour force. The participation rate has drifted lower since hitting a recent high in January, despite record migration into the province (Chart 4). This is partly because landed immigrants, who are becoming a larger portion of the labour force, face more barriers in joining the workforce and tend to participate less than their Canadian-born counterparts. While the overall participation rate is expected to improve slightly next year, Alberta’s ongoing ageing population will limit the gains. This will dampen the unemployment rate in 2024, which is now forecast to average 6.0%, 0.3 percentage points lower than budget.

Consumer spending resilient

Strong migration and a robust labour market are boosting household spending. However, the rapid rise in prices and interest rates over the past two years is expected to take a bite out of consumption next year. Spending on services is anticipated to rise in line with population growth, as strong migration boosts demand for housing, transportation, and finance, insurance, real estate and leasing services. Discretionary services such as restaurant sales and hotel accommodation are also expected to increase. While sales of housing and renovation-related categories have declined from a year ago, spending on other discretionary items such as motor vehicles and clothing and accessories have held up. Retail sales rose 6.8% YTD through June, and on an inflation-adjusted basis they were up 4.1%. Given the YTD strength, real consumer spending is now forecast to rise 3.9% in 2023, 1.8 percentage points higher than budget.

Despite the upward revision, per capita real goods spending is forecast to decline this year, reflecting the drag from high inflation and rising borrowing costs. Since budget, the Bank of Canada (BoC) has raised its key policy rate by another 50 basis points to 5.0% – the highest since early 2001. With the BoC not expected to begin cutting interest rates until the

2023–24 First Quarter Fiscal Update and Economic Statement	17

second half of 2024, interest rates will be higher for longer. A growing number of highly indebted Albertans are already feeling the strain of rising interest rates. Consumer insolvencies in the province have climbed steadily over the past year and are now above pre-COVID levels, largely driven by record high consumer proposals. Rising debt servicing costs and moderating population growth should dampen real consumer spending next year, which is forecast to grow at a slower pace of 2.8%.

Weakness in residential

investment

Housing construction activity has failed to gain ground this year. Homebuilders have been slow to respond despite Alberta’s booming population, with activity hampered by rising interest rates and labour shortages in the construction sector. In addition, there has been pronounced weakness in renovation spending. Both are weighing on overall residential investment.

Construction of purpose-built rental apartments rose at a solid pace in the first half of the year. This is likely driven by demand from international migrants, which more often rent when arriving in Canada. The trend has been pronounced in Calgary (Chart 5), which appears to be the biggest beneficiary of Alberta’s surging population growth. In contrast, construction of homeowner-occupied dwellings and condominiums has declined across the province, with the weakness most pronounced in Edmonton. As a result, housing starts in the province are now forecast to average

31,000 units in 2023, down from about 38,000 at budget and lower than last year’s annual pace of 36,500. A recent surge in residential building permits in Edmonton bodes well for a modest pickup in housing starts in the second half of the year. Next year, housing starts are forecast to increase slightly to 32,500 units as construction begins to catch up with demand.

Unlike the new housing market, supply continues to lag behind demand in the resale market. Unit home sales have bounced back since March and are now above last year’s levels. With the pickup in home sales outpacing new listings, inventories remain at historically low levels. Alberta’s strong labour market and accessibility to mortgage relief options (such as amortization extensions) for some borrowers have kept distressed home sales and mortgage arrears low despite rising borrowing costs. Moreover, high mortgage rates are likely discouraging homeowners from moving up, further contributing to the lack of supply in the resale market.

Prospects positive for

business investment

Notwithstanding residential construction, business investment outside oil and gas extraction is expected to see modest growth this year despite higher borrowing and construction costs. A few major projects were announced since budget which will add to investment in the province in the short term. McCain Foods will proceed with the $600 million expansion of its potato processing facility in southern Alberta. Heidelberg

Chart 5: Calgary purpose built rentals buck the trend

Year-to-date growth in Alberta Housing Starts, July 2023

Sources: Statistics Canada, Canadian Mortgage and Housing Corporation, and Haver Analytics

Materials also completed a Memorandum of Understanding with the federal government in support of its $1.4 billion Carbon Capture Utilization and Storage facility in Edmonton – the world’s first net zero cement plant. The facility recently commenced operations of its pilot carbon capture system this month. These projects will provide an additional lift to non-energy investment, which is now forecast to rise 8% in 2023 and 12% in 2024. With rising construction costs, however, real investment is expected to grow a modest 3% this year before accelerating to 8% next year.

Energy prices soften

Global oil prices have been volatile so far in 2023. After falling sharply in the second quarter due to global demand concerns, the West Texas Intermediate (WTI) oil price rebounded to around US$80/bbl in the last month. The bounce back came as Saudi Arabia extended its output cut until September and OPEC+ maintained its existing production plan. With rising demand expected to outpace supply, oil markets should tighten in the second half of the year and support prices. However, downside risks remain elevated. Several major central banks including the U.S. Federal Reserve have resumed interest rate hikes or signaled additional tightening in response to persistent inflation, raising concerns of a much sharper slowdown in the global economy. Momentum in China’s economy also appears to be slowing following the surge from the economic reopening, while manufacturing activity in the euro area is contracting at a faster pace. Given the weakness YTD, WTI is now forecast to average US$75.00/bbl in 2023-24, US$4.00/bbl lower than budget.

North American natural gas prices have also been weaker since budget. A mild winter in the Northern Hemisphere led to overall lower demand and above-average inventories. This, along with U.S. LNG export terminal outages and robust domestic production, have all weighed on the Henry Hub price. Similarly, the AECO price has been subdued due to above-average storage inventories and robust production. The Alberta Reference Price (ARP) is now expected to average $2.50/GJ in 2023-24, down from $4.10/GJ at budget and lower than the annual levels seen in the last two fiscal years.

18	2023–24 First Quarter Fiscal Update and Economic Statement

Cost pressures moderating

The pullback in commodity prices is starting to work its way into the supply chain and dampen input costs. Prices for raw materials and industrial products in Canada have come down significantly from their mid-2022 peak, led by declines in lumber, energy and primary metals. This has contributed to a much slower pace of growth for construction costs, particularly in the residential building sector, where year-over-year growth fell to 2% in the second quarter. This was the slowest pace in three years. Despite the moderation, construction costs will continue to rise this year and remain significantly higher compared to pre-COVID levels.

With lower commodity prices and rising labour and other input costs, corporate profits are expected to retreat from last year’s record high. Net operating surplus for corporations – a driver of corporate income tax revenues – is now forecast to decline 17.5% in 2023, compared to a 13.9% decline forecast at budget. Despite the downward revision, corporate profits are expected to remain historically elevated and will exceed the 2014 high.

Inflation gradually subsiding

Consumer prices are growing at a much slower pace. Energy prices – which were a major source of inflation in 2022 – have retreated sharply from last year’s peak (Chart 6). The province’s affordability measures have also helped restrain price increases, with Alberta’s inflation staying below the national average since

July 2022. At the same time, improving supply chains and moderating input costs have helped cool inflation for durable and semi-durable goods. Consumer inflation is now forecast to average 3.1% in 2023, 0.2 percentage points lower than budget. With the prices for some goods and services – such as food and mortgage interest costs – continuing to grow at a rapid pace, inflation is not expected to return closer to around 2% until next year.

Lower differential supports

netback prices

Heavy oil producers are benefitting from stronger heavy oil prices, which have helped to offset some of the weakness in WTI. Reduced supply due to a larger-than-normal seasonal maintenance by oil sands facilities, alongside a seasonal pick up in U.S. refinery demand, helped narrow the differential between WTI and Alberta’s heavy oil benchmark Western Canadian Select (WCS). It fell to a low of around US$11-14/bbl in June and July before starting to widen in recent weeks. As oil sands production continues to come back online, the differential is expected to remain in line with pipeline transportation costs. The completion of TMX in the first quarter of 2024 will boost egress in the province. Strong demand for Alberta’s heavy oil is also expected to support prices. The light-heavy differential is forecast to average US$15.00/bbl in 2023-24, US$4.50/bbl lower than budget.

Chart 6: Inflation moderating with lower prices for energy and goods

Contribution to inflation by category

Sources: Statistics Canada and Haver Analytics

With the narrower differential offsetting a weaker WTI, producer netbacks are expected to remain solid. WCS price is now forecast to average Cdn$79.60/bbl this fiscal year, Cdn$1.60/bbl higher than budget. A weaker Canadian dollar will also provide some additional lift, which is now forecast to be slightly lower at 75.5 US¢/Cdn$ in 2023-24, down from 76.2 US¢/Cdn$ at budget.

Energy investment strong

Healthy cash flows and balance sheets are supporting robust spending in the oil and gas sector this year. Rigs drilling in the province has held close to the five-year high in recent months despite being impacted by wildfires and floods in the spring. With TMX coming into service in early 2024, drilling activity is expected to ramp up in the short term. Conventional oil and gas investment is forecast to increase 19% in 2023 and 9% in 2024, unchanged from budget. Increased drilling in the most prolific and economic resource plays will boost conventional oil production in the province to average 507,000 bpd this year, higher than the budget forecast. However, natural gas production has been revised down due to wildfire-related shut-ins. Meanwhile, rising bitumen output will support higher non-conventional investment, which is expected to rise 18% this year and 12% next year. Oil sands producers will continue to focus spending on clean energy projects, as well as streamlining and optimizing existing infrastructure. Higher costs will also continue to put upward pressure on spending, albeit at a more moderate pace compared to 2022.

2023–24 First Quarter Fiscal Update and Economic Statement	19

Key Energy and Economic Assumptions

		2023-24	2023-24 Fiscal Year

Fiscal Year Assumptions	2022-23 Actual	3 Month Actual	Budget	1st Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	90.00	74.00	79.00	75.00

Light-Heavy Differential (US$/bbl)	20.80	15.10	19.50	15.00

WCS @ Hardisty (Cdn$/bbl)	90.60	78.90	78.00	79.60

Natural Gas Price

Alberta Reference Price (Cdn$/GJ)	4.63	2.07	4.10	2.50

Production

Conventional Crude Oil (000s barrels/day)	497	497	497	508

Raw Bitumen (000s barrels/day)	3,249	3,068	3,345	3,330

Natural Gas (billions of cubic feet)	4,265	1,021	4,275	4,270

Interest rates

3-month Canada Treasury Bills (per cent)	3.20	4.60	4.30	4.80

10-year Canada Bonds (per cent)	3.00	3.10	3.40	3.50

Exchange Rate (US¢/Cdn$)	75.6	18.0	76.2	75.5

	2022 Calendar Year			2023 Calendar Year		2024 Calendar Year

Calendar Year Assumptions	Budget	Actual		Budget	1st Quarter	Budget	1st Quarter

Gross Domestic Product

Nominal (millions of dollars)	464,346	466,027	*	454,022	444,525	470,128	465,563

per cent change	24.0	24.4*		-2.2	-4.6	3.5	4.7

Real (millions of 2012 dollars)	351,596	352,672*		361,418	363,197	372,286	373,696

per cent change	4.8	5.1*		2.8	3	3	2.9

Other Indicators

Employment (thousands)	2,376	2,376		2,431	2,459	2,497	2,526

per cent change	5.2	5.2		2.3	3.5	2.7	2.7

Unemployment Rate (per cent)	5.8	5.8		6.4	6.0	6.3	6.0

Average Weekly Earnings (per cent change)	2.4	2.5		3.3	3.0	3.7	3.4

Primary Household Income (per cent change)	8.8	8.8*		5.9	6.8	6.7	6.1

Net Corporate Operating Surplus (per cent change)	54.9	59.8*		-13.9	-17.5	7.9	1.3

Housing Starts (thousands of units)	36.5	36.5		38.1	31.0	37.7	32.5

Alberta Consumer Price Index (per cent change)	6.4	6.4		3.3	3.1	2.2	2.2

Population (July 1st, thousands)	4,543	4,543		4,674	4,742	4,777	4,851

per cent change	2.2	2.2		2.9	4.4	2.2	2.3

*	Alberta Treasury Board and Finance estimate

20	2023–24 First Quarter Fiscal Update and Economic Statement

Local Government

Fiscal Framework Act

Report

2023–24 First Quarter Fiscal Update and Economic Statement	21

Local Government Fiscal Framework

The Local Government Fiscal Framework Act (LGFFA) sets out a new funding model for capital grants to Alberta municipalities and Metis Settlements, beginning in 2024-25. The Act requires a report detailing the calculation of the total funding available in 2025-26 for Calgary, Edmonton and all other local governments, and the allocation of the funding for the 2025-26 fiscal year between Edmonton, Calgary and the remaining local governments, to be made public by September 30, 2023. This report will also set out the allocation between Edmonton, Calgary and other municipalities and Metis Settlements of the $722 million in total funding legislated for 2024-25.

The model was implemented to provide Alberta local governments with an understanding of provincial government funding for capital projects two years in advance. This should permit better local government capital planning, project management and budgeting. The LGFFA is based on sharing government of Alberta revenue risk with local governments – both increases and decreases – as annual LGFFA funding changes based on the percentage change in provincial revenue from three years prior. This percentage change is termed the Revenue Index Factor (RIF).

Capital funding for 2024-2025 and subsequent fiscal years

According to the Act, total capital funding in 2024-25 is $722 million, with the share for Calgary and Edmonton set at $382 million, and the share for other local governments at $340 million.

For subsequent years (starting in 2025-26), the available capital funding is determined by multiplying the prior year amounts by the RIF.

The RIF for 2025-26 is based on the change in provincial government revenue between 2021-22 and 2022-23, adjusted for any policy changes of over $100 million, and excluding revenue from the Technology Innovation and Emissions Reduction Fund.

Local Government Capital Grant Funding

(millions of dollars)

	2024-25	2025-26
Calgary	224	255

Edmonton	158	179

Local governments (excluding Calgary and Edmonton)	340	386
Total	722	820

Based on this calculation, the aggregate capital funding under the LGFFA for Calgary and Edmonton for 2025-26 is $434 million, and $386 million is for other local governments. LGFFA funding for 2026-27 will be determined based on the 2025-26 amounts adjusted for the RIF calculated as the change in Alberta government revenue (with adjustments as noted above) between 2022-23 and 2023-24. These numbers will be communicated in next year’s report before September 30, 2024.

Calgary and Edmonton breakdown

The LGFFA also sets out the calculation for determining the allocation of funding between Calgary and Edmonton. The formula to allocate funding among all other local governments ($340 million in 2024-25 and $386 million in 2025-26) has not yet been finalized.

Municipal Affairs is engaging with Rural Municipalities of Alberta and Alberta Municipalities on the allocation formula, and the formula is anticipated to be announced later this year.

Allocations for each local government will also be posted on the Municipal Affairs website.

The calculation to determine the allocation of $382 million in 2024-25 and $434 million in 2025-26 (and subsequent year amounts) between Calgary and Edmonton is set out in the LGFFA. It is based on each city’s municipal population, education property tax requisition, and the number of kilometres of open roads maintained by each city, all from the fiscal year 3 years prior to the applicable fiscal year (so 2024-25 uses 2021-22 numbers). The formula results in Calgary receiving 59%, or $224 million and $255 million in 2024-25 and 2025-26, respectively, and Edmonton receiving 41%, or $158 million and $179 million in 2024-25 and 2025-26, respectively.

22	2023–24 First Quarter Fiscal Update and Economic Statement

Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2023-24 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2023. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Assets and liabilities include recognition of asset retirement obligations and accumulated remeasurement gains and losses.

Compliance with Legislation

The Sustainable Fiscal Planning and Reporting Act (SFPRA) requires a public report on the accuracy of the Fiscal Plan for a fiscal year on or before August 31. The SFPRA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2023-24 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2023 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); cash adjustments and balance; a summary balance sheet; the Capital Plan; and borrowing requirements and sources. An updated Alberta economic outlook, with associated assumptions, is also provided.

The Local Government Fiscal Framework Act (LGFFA) requires a public report detailing the calculation of the total funding available in the 2025-26 fiscal year between Edmonton, Calgary and the remaining local governments. This is included in the 2023-24 First Quarter Fiscal Update and Economic Statement.

The forecast provided in this report is in compliance with the requirements of the SFPRA and LGFFA.

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